June 4, 2024

Via EDGAR

Richard Alper

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MCI Income Fund VII, LLC

Amendment No. 9 on Form 1-A

Initially Filed April 23, 2024

File No. 024-12073

CIK: 0001954416

Dear Mr. Alper:

This letter is submitted on behalf of MCI Income Fund VII, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated May 20, 2024 with respect to the Issuer’s Amendment No. 9 to Offering Statement on Form 1-A (File No. 024-12073), filed with the Commission on April 23, 2024; the First Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on January 5, 2023; the Second Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on March 23, 2023; the Third Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on June 21, 2023; the Fourth Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on November 13, 2023; the Fifth Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on December 14, 2023; the Sixth Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on January 26, 2024; the Seventh Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on February 12, 2024; and the Eighth Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on March 6, 2024; and the Ninth Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on April 23, 2024 (together, the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the tenth amendment of the Offering Statement (the “Tenth Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Third Amendment.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

1)	We note references to September 30, 2022, throughout this section of the offering circular. Please revise to update your disclosure to a more recent practicable date.

Issuer’s Response: The Issuer directs the Staff to page 66 and page 66 of the Tenth Amendment.

2)	Please amend to update the information herein to reflect the updated audited financial statements as of and for the fiscal year ended December 31, 2023 for both MCI Income Fund VII, LLC and MCI Development 1, LLC. Additionally, amend your offering circular to provide an updated auditor's consent regarding the updated audited financial statements of MCI Development 1, LLC and related independent auditor's report.

Issuer’s Response: The Issuer directs the Staff to pages F-1 through F-17 of the Tenth Amendment, where the information has been updated to reflect the updated audited financial statements as of and for the fiscal year ended December 31, 2023 for both MCI Income Fund VII, LLC and MCI Development 1, LLC. The Issuer also directs the Staff to Exhibit 11(a) and page 70 of the Tenth Amendment, where the updated auditor’s consent has been provided.

3)	Please amend to provide updated audited financial statements of MCI Development 1 LLC as of and for the fiscal year ended December 31, 2023

Issuer’s Response: The Issuer directs the Staff to F-10 through F-17.

Sincerely,

/s/ Charles McCarthy

Charles McCarthy

Associate